PnL 2023

Profit and Loss		
MADE Finest From The Motherland		
Date Range: 2023-01-01 to 2023-12-31		
Report Type: Accrual (Paid & Unpaid)		
ACCOUNT NUMBER	ACCOUNTS	Jan 01, 2023 to Dec 31, 2023
	Income	
	Uncategorized Income	$516.01
	Total Income	$516.01
	Total Cost of Goods Sold	$0.00
	Gross Profit	$516.01
	Operating Expenses	
	Uncategorized Expense	$1,314.11
	Total Operating Expenses	$1,314.11
	Net Profit	-$798.10

Balance 2023

Balance Sheet		
MADE Finest From The Motherland		
As of 2023-12-31		
Report Type: Accrual (Paid & Unpaid)		
	ACCOUNTS	Dec 31, 2023
	Assets	
	Total Cash and Bank	$543.33
	Total Other Current Assets	$0.00
	Total Long-term Assets	$0.00
	Total Assets	$543.33
	Liabilities	
	Total Current Liabilities	$0.00
	Total Long-term Liabilities	$0.00
	Total Liabilities	$0.00
	Equity	
	Total Other Equity	$0.00
	Total Retained Earnings	$543.33
	Total Equity	$543.33

Cashflow 2023

Cash Flow		
MADE Finest From The Motherland		
Date Range: 2023-01-01 to 2023-12-31		
	CASH INFLOW AND OUTFLOW	Jan 01, 2023 to Dec 31, 2023
	Operating Activities	
	Sales	$516.01
	Purchases	-$1,314.11
	Net Cash from Operating Activities	-$798.10
	Investing Activities	
	Net Cash from Investing Activities	$0.00
	Financing Activities	
	Owners and Shareholders	$1,341.43
	Net Cash from Financing Activities	$1,341.43
	OVERVIEW	
	Starting Balance	$0.00
	Gross Cash Inflow	$1,857.44
	Gross Cash Outflow	$1,314.11
	Net Cash Change	$543.33
	Ending Balance	$543.33